

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15005766

DIVISION OF
CORPORATION FINANCE

March 10, 2015

No Act
PE 1/12/15

Marc O. Williams
Davis Polk & Wardwell LLP
marc.williams@davispolk.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-10-15

Re: Morgan Stanley
Incoming letter dated January 12, 2015

Dear Mr. Williams:

This is in response to your letters dated January 12, 2015 and February 12, 2015 concerning the shareholder proposal submitted to Morgan Stanley by the AFL-CIO Reserve Fund. We also have received letters from the proponent dated February 9, 2015 and February 19, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Robert E. McGarrah, Jr.
American Federation of Labor and Congress of Industrial Organizations
rmcgarra@aflcio.org

March 10, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Morgan Stanley
Incoming letter dated January 12, 2015

The proposal requests that the board prepare a report regarding the vesting of equity-based awards for senior executives due to voluntary resignation to enter government service.

We are unable to concur in your view that Morgan Stanley may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. We are also unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that Morgan Stanley may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Morgan Stanley may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Morgan Stanley's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Morgan Stanley may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 19, 2015

Via electronic mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Morgan Stanley's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Morgan Stanley (the "Company"), by a second letter from the Company, dated letter dated February 12, 2015, that it may exclude the shareholder proposal (the "Proposal") of the AFL-CIO Reserve Fund (the "Proponent") from its 2015 proxy materials.

I. Introduction

Proponent's shareholder proposal to the Company requests:

> that the Board of Directors prepare a report to shareholders regarding the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute"). The report shall identify the names of all Company senior executives who are eligible to receive a Government Service Golden Parachute, and the estimated dollar value amount of each senior executive's Government Service Golden Parachute.
>
> For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory

> organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

II. Neither the guidelines, nor the essential purpose of the proposal have been met by the Company's existing disclosures.

The Company's second letter to the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") misconstrues the plain language of the Proposal. As stated above, the Proposal calls for "a report to shareholders regarding the vesting of equity-based awards for senior executives." If the Proposal had called for disclosure of the vesting of equity-based awards to Named Executive Officers (NEOs), it would, of course be excludable as substantially implemented, pursuant to Rule 14a-8(i)(10). But that is not the Proposal before the Company.

Building on its misconstrued reading of the Proposal, the Company now argues:

> Here, the Company believes that by providing the information called for by the Proposal with respect to its named executive officers – who are, after all, arguably its five senior most executives – it has indeed satisfied the essential objective of the Proposal.

Were it the case that the plain language and essential purpose of the Proposal called for disclosures limited to the Company's Named Executive Officers, it would, of course be excludable. But that is not this Proposal. The essential purpose of this Proposal is the disclosure of equity-based awards to the Company's senior executives, a far larger group. Proponent's February 9, 2015 letter to the Staff described this group, and even cited the example of the senior executives who are part of the Company's sixteen member Operating Committee. These individuals—all senior executives—are some of the Company's senior executives whose awards would be disclosed in the report called for by the Proposal.

The Staff has carefully described the test to be applied for exclusion pursuant to Rule 14a-8(i)(10) as one which examines whether a company's particular policies, practices, and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (Mar. 28, 1991). Substantial implementation, under Rule 14a-8(i)(10), requires a company's actions to have satisfactorily addressed *both* the proposal's guidelines and its essential objective. See, e.g., *Exelon Corp.* (Feb. 26, 2010). Consequently, when a company can demonstrate that it has already taken actions that meet most of the guidelines of a proposal and meet the proposal's essential purpose, the Staff has concurred that the proposal has been "substantially implemented."

Here, the Company's limited disclosure of equity-based awards to its five Named Executive Officers clearly fails to meet either the guidelines or the essential purpose of the Proposal. It may not be excluded pursuant to Rule 14a-8(i)(10).

III. The Proposal is clear and unambiguous. It may not be excluded as misleading pursuant to Rule 14a-8(i) (3).

The Company's February 12, 2015, letter restates its argument that the term "senior executives" is misleading. But the Staff has rejected this very point. *Citigroup Inc.* (January 27, 2014) (proposal requesting that the executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy).

Taking another tack, the Company now argues that Proponent's letter of January February 9, 2015, referencing the SEC definitions of a corporate "officer" in Rule 16a-1(f) and an "executive officer" in Rule 3b-7, both under the Securities Exchange Act of 1934 (the "Exchange Act"), render the Proposal false and misleading, pursuant to Rule 14a-8(i)(3). Under these rules, the determination of who is a senior executive is a fact based inquiry that is routinely conducted by public companies as part of their disclosure compliance housekeeping.

But the Company ignores the fact based inquiry needed under these rules, choosing instead to complain that the Proposal's use of the term "senior executives" is not the same as the SEC definitions of a corporate "officer" in Rule 16a-1(f) and an "executive officer" in Rule 3b-7. The Staff has already determined that the term "senior executives" is not misleading. *Citigroup Inc.* (January 27, 2014). The Proponent's reference to these SEC rules in its response to the Company's Request for A Letter of No-Action is not a basis to exclude the Proposal as false and misleading. It is for the Company to conduct the fact based inquiry, should it choose to implement the Proposal. Indeed, the Proposal does not refer to Rule 16a-1(f) or Rule 3b-7 because any reference to an external definition would render the Proposal vague and indefinite. *Ashford Hospitality Trust, Inc.* (March 15, 2013)

The Company then complains that "the Proposal does not indicate that these are the definitions to which the Company or its shareholders should look." But the Company's complaint ignores the fact that the language of the Proposal is clear: the term "senior executives" obviously refers to a larger number of executives than simply the Company's five Named Executive Officers. As stated in *Staff Legal Bulletin 14A* (July 12, 2002), the Company's obligation here is to place this shareholder proposal addressing compensation matters before senior executive officers before its shareholders.

Should it choose to implement the Proposal, the Company can certainly apply this definition and make the disclosures requested. There is nothing misleading about it. Indeed the Company is in the best position to apply the Rule 16a-1(f) definition and issue the report, should it choose to do so.

IV. Conclusion

The Proposal may not be excluded under Rule 14a-8(i)(10) as substantially implemented because Citigroup has not demonstrated that its limited listing of five Named Executive Officers compares favorably with the guidelines of the Proposal—a report on all senior executives eligible for equity awards and the amounts of their awards, should they leave Citigroup for government service. Citigroup has also failed to demonstrate that the Proposal is misleading, pursuant to Rule 14a-8(i)(3) because the plain language of the Proposal is clear.

Citigroup has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(i)(10) or Rule 14a-8(i)(3). Consequently, since Citigroup has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal, the Proposal should come before the Company's shareholders at the 2015 Annual Meeting. If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I am sending a copy to the Company's office of the Corporate Secretary.

Sincerely,



Robert E. McGarrah, Jr., Esq.
Office of Investment

Cc: Marc O. Williams, Esq.

New York
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Washington DC
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Davis Polk

Marc O. Williams

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 6145 tel
212 701 5843 fax
marc.williams@davispolk.com

February 12, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On January 12, 2015, we submitted a letter (the "**No-Action Request**") on behalf of Morgan Stanley, a Delaware corporation (the "**Company**"), requesting confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement if, in reliance on Rule 14a-8, the Company omits from the proxy materials it intends to distribute in connection with its 2015 Annual Meeting of Shareholders (the "**2015 Proxy Materials**") the shareholder proposal and supporting statement (the "**Proposal**") submitted by the American Federation of Labor and Congress of Industrial Organizations, on behalf of the AFL-CIO Reserve Fund (the "**Proponent**").

The No-Action Request indicated the Company's belief that the Proposal could be excluded from the 2015 Proxy Materials pursuant to (1) Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal and (2) Rule 14a-8(i)(3) because the Proposal is inherently misleading in violation of Rule 14a-9.

On February 10, 2015, the Proponent provided the Company with a copy of a letter to the Staff dated February 9, 2015 responding to the No-Action Request (the "**Response Letter**") and disagreeing with the Company's arguments that the Proposal is excludable. For the reasons discussed below and in the No-Action Request, the Company continues to believe that the Proposal may be excluded. A copy of this letter is being sent simultaneously to the Proponent electronically and via overnight courier.

1. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.**

The No-Action Request argued that the Company has already substantially implemented the Proposal by virtue of the disclosure contained in the Company's proxy statement with respect to its 2014 annual meeting (the "**2014 Proxy Statement**") and the exhibits filed with the Company's periodic reports under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

The Response Letter does not take issue with the assertion that the Company has substantially implemented the Proposal with respect to its named executive officers as identified in the 2014 Proxy Statement. Rather, the Response Letter argues that the Proposal calls for disclosure with respect to a broader group of the Company's officers, *i.e.*, its "senior executives." However, as the No-Action Request points out, it is not clear from the language of the Proposal itself that the Proposal applies to a broader group than these named executive officers. Indeed, as explained in further detail below and in the No-Action Request, the language of the Proposal creates significant ambiguity as to its intended scope – ambiguity which is actually exacerbated by the Response Letter. Nonetheless, to the extent that the term "senior executive" in the Proposal is most naturally read to be equivalent to the Company's named executive officers, there does not appear to be any dispute that the Company has substantially implemented the Proposal.

Even if the intent behind the Proposal is to capture a group broader than the Company's named executive officers, as noted in the No-Action Request, the Securities and Exchange Commission has consistently taken the view that a proposal may be excluded as substantially implemented if the "essential objective" of the proposal has been satisfied. Here, the Company believes that by providing the information called for by the Proposal with respect to its named executive officers – who are, after all, arguably its five senior most executives – it has indeed satisfied the essential objective of the Proposal.

For these reasons and the reasons stated in the No-Action Request, the Company continues to believe that the Proposal is properly excludable under Rule 14a-8(i)(10).

2. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because the Proposal is inherently misleading in violation of Rule 14a-9.**

The No-Action Request also argued that, to the extent the Proposal has not been substantially implemented, it is inherently misleading such that it may be excluded under Rule 14a-8(i)(3). As explained in the No-Action Request, if the undefined term "senior executives" means something other than the Company's named executive officers, then it is not possible for the Company or its shareholders, based on the language of the Proposal, to determine to whom the Proposal is intended to apply and, therefore, how to implement the Proposal or the cost or effect of the Proposal.

The Response Letter defends the Proposal by pointing to the definition of "executive officer" contained in Rule 3b-7 and the definition of "officer" contained in Rule 16a-1(f). But these definitions cannot save the Proposal for two reasons. First, neither of these terms is the one actually used in the Proposal – rather, the Proposal refers to "senior executives." Second, the Proposal does not indicate that these are the definitions to which the Company or its shareholders should look. That is, having seen the No-Action Request, the Proponent now points to these definitions after the fact, but shareholders voting on the Proposal will not know that one or both of these defined terms is what the (different) term "senior executives" means for purposes of the Proposal. Likewise, if the Proposal were to be adopted, the Company would not know with reasonable certainty exactly what the shareholders believed they were asking the Company to do when they voted on the Proposal or how to implement faithfully the Proposal.

Far from clarifying the ambiguities in the Proposal, the Response Letter actually exacerbates the confusion. For example, in explaining why the "senior executives" are not equivalent to the named executive officers and yet the Proposal is unambiguous, the Response Letter points to the two definitions referenced above. Those two definitions are not the same as each other and neither definition is referenced in the Proposal itself. Which one should be applied? Similarly, the Response Letter refers to the Company's Operating Committee and concludes that all of its members are "senior executives." *See* Response Letter, p. 4. However, the Response Letter does not explain the basis for this conclusion, nor does it apply the Rule 3b-7 or Rule 16a-1(f) definitions to the members of the Operating Committee. Nor does the Response Letter clarify whether the members of the Operating Committee are the only "senior executives" of the Company or whether there might be others (*e.g.*, members of the Company's Management Committee or others with the title of Managing Director).[1]

Although the Proponent is correct (as the No-Action Request acknowledged) that the Staff on prior occasions has not agreed that certain proposals are excludable for failure to define "senior executives," the Company continues to believe that the Proposal is distinguishable from these prior instances. As explained in the No-Action Request, at the heart of the Proposal is disclosure on an individualized basis – *i.e.*, "the disclosure of the names of *all* senior executives who are eligible for the vesting of equity awards due to a voluntary resignation to enter government service, together with the estimated dollar value of *each* senior executive's award" (emphasis added). *See* Response Letter, p. 2. Without knowing who are the Company's "senior executives" for purposes of the Proposal, it is simply not possible to implement the Proposal.

In addition, the Response Letter takes issue with the No-Action Request's assertion that the Proposal is misleading in its suggestion that special benefits with respect to governmental service vesting are provided to senior executives. *See* Response Letter, p. 5. The Response Letter misses the point. The No-Action Request did not argue that the Company fails to provide governmental service vesting provisions. To the contrary, the No-Action Request, as well as the 2014 Proxy Statement and the Company's other public disclosures, explicitly acknowledges that these benefits are provided and, as explained in the No-Action Request, the Company believes

---

[1] The Response Letter further confuses the issue by introducing yet another term, "senior executive officers." *See* Response Letter, pp. 3, 4, 5. The Response Letter does not explain how this term relates to the term actually used in the Proposal ("senior executives") or to the definitions cited in the Response Letter ("executive officer" and "officer").

that these provisions benefit the Company and its shareholders. *See* No-Action Request, p. 8. Rather, the point made in the No-Action Request – a point which the Response Letter fails to counter – is that it is misleading to suggest that these provisions confer "special" benefits on senior executives when, in fact, all Company employees who receive equity-based awards from the Company receive the same governmental service vesting provisions. *Id.*

Finally, the No-Action Request also pointed out that the Proposal failed to either limit the costs to be incurred by the Company or to clarify that the report called for by the Proposal may exclude information the disclosure of which could harm the Company's business or competitive position. Moreover, application of the Proposal beyond the Company's named executive officers would require the disclosure of information that is individualized and highly sensitive to both the Company and the individuals involved, which could not only negatively impact the individuals involved but put the Company at a competitive disadvantage relative to other firms not subject to the same requirement. The Response Letter fails to address these points, and the Company continues to believe that they provide sufficient basis for the exclusion of the Proposal.

For these reasons and the reasons stated in the No-Action Request, the Company continues to believe that the Proposal is properly excludable under Rule 14a-8(i)(3).

#86882016v5

CONCLUSION

For these reasons and the reasons stated in the No-Action Request, the Company continues to believe that the Proposal may be properly excluded from the 2015 Proxy Materials. Please contact the undersigned at (212) 450-6145 or marc.williams@davispolk.com if you should have any questions or need additional information.

Respectfully yours,



Marc O. Williams

Attachment

cc w/ att: Martin Cohen, Corporate Secretary, Morgan Stanley

Jeanne Greeley O'Regan, Deputy Corporate Secretary, Morgan Stanley

Robert E. McGarrah, Jr., Esq., AFL-CIO

#86882016v5

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 9, 2015

Via electronic mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Morgan Stanley's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Morgan Stanley (the "Company"), by letter dated January 12, 2015, that it may exclude the shareholder proposal (the "Proposal") of the AFL-CIO Reserve Fund (the "Proponent") from its 2015 proxy materials.

I. Introduction

Proponent's shareholder proposal to the Company requests:

> that the Board of Directors prepare a report to shareholders regarding the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute"). The report shall identify the names of all Company senior executives who are eligible to receive a Government Service Golden Parachute, and the estimated dollar value amount of each senior executive's Government Service Golden Parachute.
>
> For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

The Company's January 12, 2015 letter to the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") claims that, pursuant to Rule 14a-8(i)(10), the Proposal is excludable because it has substantially implemented the Proposal: "disclosure is expressly provided [by the Company] regarding the equity-based awards held by the Company's named executive officers."

The Company also claims that the Proposal may be excluded because "the use of the undefined term 'senior executives,' a lack of material information regarding the cost and proprietary information contained in the report and the misleading suggestion that special benefits with respect to governmental service vesting are provided to senior executives – are inherently misleading such that the Proposal may be excluded under Rule 14a-8(i)(3)."

II. Neither the guidelines, nor the essential purpose of the proposal have been met by the Company's existing disclosures.

Morgan Stanley argues that the Proposal has been substantially implemented. To meet its burden of proving substantial implementation pursuant to Rule 14a-8(i)(10), the Company must show that its activities meet the guidelines and essential purpose of the Proposal. The Staff has noted that a determination that a company has substantially implemented a proposal depends upon whether a company's particular policies, practices, and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (Mar. 28, 1991).

Substantial implementation, under Rule 14a-8(i)(10), requires a company's actions to have satisfactorily addressed *both* the proposal's guidelines and its essential objective. See, e.g., *Exelon Corp.* (Feb. 26, 2010). Consequently, when a company can demonstrate that it has already taken actions that meet most of the guidelines of a proposal and meet the proposal's essential purpose, the Staff has concurred that the proposal has been "substantially implemented."

In this case, the Company has not substantially fulfilled either the guidelines or the essential purpose of the Proposal. The Proposal at issue here asks the Company to report on "the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a 'Government Service Golden Parachute'). The report shall identify the names of all Company senior executives who are eligible to receive a Government Service Golden Parachute, and the estimated dollar value amount of each senior executive's Government Service Golden Parachute."

The essential purpose of the Proposal is the disclosure of the names of all senior executives who are eligible for the vesting of equity awards due to a voluntary resignation to enter government service, together with the estimated dollar value of each senior executive's award. As stated in *Staff Legal Bulletin 14A* (July 12, 2002), shareholder proposals addressing compensation matters for senior executive officers are proper subjects to come before shareholders.

The term "senior executives" extends beyond the five named executive officers whose compensation is required to be disclosed in company proxy statements. The SEC defines a corporate "officer" in Rule 16a-1(f) and an "executive officer" in Rule 3b-7, both under the Securities Exchange Act of 1934 (the "Exchange Act"). Under these rules, the determination of who is a senior executive is a fact based inquiry that is routinely conducted by public companies as part of their disclosure compliance housekeeping.

Rule 3b-7 states:

> The term executive officer, when used with reference to a registrant, means its president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant. Executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant.

Rule 16a-1(f) states:

> The term "officer" shall mean an issuer's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of issuer's parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.

The Company, however, claims that it has substantially implemented the Proposal because it currently discloses the terms of its equity compensation for its five named executive officers. It points out that it complies, as it must, with Item 402(j) of Regulation S-K, by disclosing the equity-based awards for its named executive officers. But the mere listing of five named executive officers is not at all what the Proposal requests. Indeed it plainly states that it seeks a report on senior executive officers. Morgan Stanley's narrow interpretation does not comport with the SEC's own rule definitions of who is an executive officer.

The Proposal calls for a report on the vesting of equity-based awards, not just to the five named executive officers, but to all of the company's senior executives. Even a cursory review of Morgan Stanley's senior executive officers makes it clear that it has failed to substantially implement the Proposal. For example, Morgan Stanley's Operating Committee consists of sixteen senior executives.[1] Five of these individuals are named executive officers, but the other eleven are not. They are senior executive officers.

For example, Thomas R. Nides, Vice Chairman of Morgan Stanley, is a member of the Company's Operating Committee. Mr. Nides served as Deputy Secretary of State from 2011-2013. Prior to his government service, he was Chief Operating Officer of Morgan Stanley. His equity-based awards are exactly the sort of disclosure this Proposal seeks.[2]

The Proposal seeks the disclosure disclosure of all other senior executive officers (beyond the Company's Named Executive Officers) who are entitled to government service golden parachutes. Mr. Nides' position title arguably meets the definition of senior executives. Accordingly, the terms of his government service golden parachute would have to be disclosed in a report to shareholders were the Company to have implemented the Proposal. For this reason, the Company should not be permitted to exclude the Proposal from its proxy statement by reliance on Rule 14a-8(i) (10).

III. The Proposal is clear and unambiguous. It may not be excluded as misleading pursuant to Rule 14a-8(i) (3).

Morgan Stanley also argues that the Proposal is misleading, and is, therefore, excludable pursuant to Rule 14a-8(i) (3). That standard for exclusion is

> "The proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." *Staff Legal Bulletin No. 14* (July 13, 2001)

---

[1] Morgan Stanley Operating Committee, available at http://www.morganstanley.com/aboutusgovernance/operating_committee.html (accessed, January 30, 2015)

[2] U.S. Office of Government Ethics, Executive Branch Personnel, Public Financial Disclosure Report, Thomas R. Nides, Attachment to Schedule A, Footnote 6:

Morgan Stanley Restricted Stock Units- Mr. Nides has 63,156 vested restricted stock units and 108,415 unvested restricted stock units, with the following conversion dates: (i) 63,156 units convert in October of 2010; (ii) 29,661 units convert in January of 2011; (iii) 10605 units convert in January of 2012; (iv) 34,074 units convert in February of 2012; and (v) 34,075 units convert in February of 2012. Pursuant to the deferred compensation plan, as long as filer does not work for a competitor of Morgan Stanley, the restricted stock units will vest upon the filer leaving the firm (emphasis added). Plan allows for acceleration of payout of restricted stock units if employee is required to divest of interest in order to comply with federal, state or local government conflict of interest requirements.

Morgan Stanley's argument, however, is based on the incorrect assumption that the Proposal only applies to its Named Executive Officers. But the Proposal was carefully drafted to apply to all of the Company's senior executive officers. As described above, Mr. Thomas Nides, the Company's Vice Chairman, and other senior executive officers, are exactly the senior executive officers who would be identified in the report requested by the Proposal.

Next, the Company argues that the term senior executive officers is itself misleading. But the Staff has rejected this very point. *Citigroup Inc.* (January 27, 2014) (proposal requesting that the executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy).

Taking another tack, the Company argues that since the Proposal asks for a report that "shall identify the names of all Company senior executives who are eligible to receive a Government Service Golden Parachute, and the estimated dollar value amount of each senior executive's Government Service Golden Parachute," it may be excluded because "it is simply not possible to know whether implementation of the Proposal requires a report providing individualized information for a small handful of Company employees, thousands of Company employees or something in between."

As described above, however, Rule 16a-1(f) clearly states:

> The term "officer" shall mean an issuer's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of issuer's parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer.

The Company can certainly apply this definition and make the disclosures requested. There is nothing misleading about it. Indeed, the Company is in the best position to apply the Rule 16a-1(f) definition and issue the report, should it choose to do so.

Finally, the Company claims that the Proposal makes the "misleading suggestion that special benefits with respect to governmental service vesting are provided to senior executives." This is not a misleading suggestion, it is a fact. As long as the Company's senior executive officers enter government service, they are eligible to receive these special benefits. If the leave to work for competitor of the Company's, they forfeit them. There is nothing misleading about this matter.

IV. Conclusion

The Proposal may not be excluded under Rule 14a-8(i) (10) as substantially implemented because Morgan Stanley has not demonstrated that its limited listing of five Named Executive Officers compares favorably with the guidelines of the Proposal—a report on all senior executives eligible for equity awards and the amounts of their awards, should they leave Citigroup for government service. Morgan Stanley has also failed to demonstrate that the Proposal is misleading, pursuant to Rule 14a-8(i)(3) because the plain language of the Proposal is clear.

Morgan Stanley has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(i)(10) or Rule 14a-8(i)(3). Consequently, since the Company has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal, the Proposal should come before the Company's shareholders at the 2015 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I am sending a copy to the Company's Corporate Secretary and counsel.

Sincerely,



Robert E. McGarrah, Jr., Esq.
Office of Investment

REM/sdw
opeiu # 2, afl-cio

cc: Martin Cohen, Corporate Secretary, Morgan Stanley
Jeanne Greeley O'Regan, Deputy Corporate Secretary, Morgan Stanley
Marc O. Williams, Esq.

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Marc O. Williams

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 6145 tel
212 701 5843 fax
marc.williams@davispolk.com

January 12, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Morgan Stanley, a Delaware corporation (the "**Company**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal dated November 24, 2014 (the "**Proposal**") submitted by the American Federation of Labor and Congress of Industrial Organizations, on behalf of the AFL-CIO Reserve Fund (the "**Proponent**"), via e-mail and UPS on November 24, 2014 for inclusion in the proxy materials Morgan Stanley intends to distribute in connection with its 2015 Annual Meeting of Shareholders (the "**2015 Proxy Materials**"). The Proposal is attached hereto as Exhibit A.

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, Morgan Stanley omits the Proposal from the 2015 Proxy Materials. In accordance with Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") not less than 80 days before Morgan Stanley plans to file its definitive proxy statement.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2015 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

THE PROPOSAL

The Proposal asks that the shareholders of the Company adopt the following resolution:

> RESOLVED: Shareholders of Morgan Stanley (the "Company") request that the Board of Directors prepare a report to shareholders regarding the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute").

The report shall identify the names of all Company senior executives who are eligible to receive a Government Service Golden Parachute, and the estimated dollar value amount of each senior executive's Government Service Golden Parachute.

For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

SUPPORTING STATEMENT:

Our Company provides its senior executives with vesting of equity-based awards after their voluntary resignation of employment from the Company to pursue a career in government service. For example, Company Chairman and CEO James Gorman was entitled to $9.35 million in vesting of equity awards if he had a government service termination on December 31, 2013. In other words, a "golden parachute" for entering government service.

At most companies, equity-based awards vest over a period of time to compensate executives for their labor during the commensurate period. If an executive voluntarily resigns before the vesting criteria are satisfied, unvested awards are usually forfeited. While government service is commendable, we question the practice of our Company providing accelerated vesting of equity-based awards to executives who voluntarily resign to enter government service.

The vesting of equity-based awards over a period of time is a powerful tool for companies to attract and retain talented employees. But contrary to this goal, our Company's equity incentive compensation plan's award certificates contain a "Governmental Service Termination" clause that provides for the vesting of equity awards for executives who voluntarily resign to pursue a government service career (subject to certain conditions).

We believe that compensation plans should align the interests of senior executives with the long-term interests of the Company. We oppose compensation plans that provide windfalls to executives that are unrelated to their performance. For these reasons, we question how our Company benefits from providing Government Service Golden Parachutes. Surely our Company does not expect to receive favorable treatment from its former executives.

Issuing a report to shareholders on the Company's use of Government Service Golden Parachutes will provide an opportunity for the Company to explain this practice and provide needed transparency for investors about their use.

For these reasons, we urge shareholders to vote FOR this proposal.

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly omitted from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal; or

- alternatively, Rule 14a-8(i)(3) because the Proposal is inherently misleading in violation of Rule 14a-9.

1. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.**

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission has said that "substantial" implementation under the rule does not require implementation in full or exactly as presented by the proponent. *See SEC Release No. 34-40018* (May 21, 1998, n. 30). The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the "essential objective" of a proposal, even if the company did not take the exact action requested by the proponent, did not implement the proposal in every detail, or exercised discretion in determining how to implement the proposal. *See ConAgra Foods, Inc.* (July 3, 2006) (permitting exclusion of a shareholder proposal requesting publication of a sustainability report when the company had posted online a report on the topic of sustainability); *Talbots, Inc.* (April 5, 2002) (permitting exclusion of a shareholder proposal requesting that the company implement a corporate code of conduct based on the International Labor Organization human rights standards where the company had already implemented a code of conduct addressing similar topics but not based on those specific standards); *Nordstrom, Inc.* (February 8, 1995) (permitting exclusion on substantial implementation grounds of a shareholder proposal requesting a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines); and *Texaco, Inc.* (March 28, 1991) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt the Valdez Principles where the company had already adopted policies, practices, and procedures regarding the environment).

In addition, the Staff has consistently taken the position that a proposal seeking disclosures or a report regarding a particular subject may be substantially implemented through the disclosures that a company makes in compliance with applicable laws and regulations, including through disclosure required by the federal securities laws. *See JPMorgan Chase & Co.* (March 15, 2012) and *The Goldman Sachs Group, Inc.* (March 15, 2012) (each permitting exclusion of a shareholder proposal requesting that the company's directors assess and report on how the company is responding to risks associated with executive compensation as substantially implemented because the company had provided such disclosures in response to Item 402 of Regulation S-K); *Verizon Communications Inc.* (February 21, 2007) (permitting exclusion of a shareholder proposal requesting the company disclose relationships between each independent director and the company that the board considered when determining each such director's independence as substantially implemented because the company had provided such disclosures in response to Item 407 of Regulation S-K); and *Eastman Kodak Co.* (February 1, 1991) (permitting exclusion of a shareholder proposal requesting that the company disclose in its annual report all fines paid for violating environmental laws as substantially implemented because the company had provided similar disclosures in response to Item 103 of Regulation S-K).

Here, the Proposal calls for the Company's Board of Directors to prepare a report regarding the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service, which report shall (i) "identify the names of all Company senior executives who are eligible" for such vesting and (ii) "the estimated dollar value amount" with respect to such vesting for each such senior executive. The Proposal does not call for any additional information to be included in the report. As explained below, the Company believes it has substantially implemented the Proposal through its existing disclosures and thus, the Proposal is excludable under Rule 14a-8(i)(10).

Item 402(j) of Regulation S-K requires the Company to disclose certain information about arrangements that provide for "payment(s) to a named executive officer at, following, or in connection with any termination..." In response to Item 402(j), for named executive officers the Company already annually provides the report requested by the Proposal as part of its annual meeting proxy statement disclosure. Specifically, disclosure is expressly provided regarding the equity-based awards held by the Company's named executives officers, *i.e.*, its senior executives, that will vest in the event of a termination of employment with the Company as a result of accepting service with a government employer that gives rise to a conflict, which the Company refers to as a "governmental service termination".[1] Absent a conflict (i.e., the divestiture of the equity award is reasonably necessary to avoid the violation of an ethics law or conflicts of interest law applicable to the employee), there are no special vesting terms upon accepting service with a government employer. Further, in accordance with Item 402 of Regulation S-K, the Company annually discloses the equity awards made to each named executive officer in the preceding year and the outstanding unvested equity-based awards and deferred compensation balances as of the end of the preceding year, in each case providing additional information about the vesting and settlement terms of such awards and deferred compensation balances.

Most recently, the disclosure found on pages 56 to 57 of the Company's Proxy Statement on Schedule 14A, filed with the Commission on March 28, 2014 (the "**2014 Proxy Statement**") clearly sets forth the information requested by the Proposal in a table that (i) provides each individual's name and (ii) sets forth the dollar value amount of his or her outstanding equity-based awards that would vest and become payable in the event of a governmental service termination. The footnotes to that table also include detailed information about the conditions associated with accelerated vesting, exercisability and payment of awards upon a governmental service termination. A copy of an excerpt from the 2014 Proxy Statement setting forth such disclosure is attached hereto as Exhibit B.

In addition, Item 15 of Form 10-K and Item 601 of Regulation S-K generally require the Company to file copies of material compensatory arrangements in which any executive officer participates. In accordance with this requirement, the Company files annually its award certificates with respect to outstanding equity-based awards (the most recent, as Exhibits 10.2 and 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014) and filed the Governmental Service Amendment to Outstanding Stock Option and Stock Units Awards (as Exhibit 10.35 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which incorporates by reference Exhibit 10.41 to Morgan Stanley's Annual Report on Form 10-K for the fiscal year ended November 30, 2007), each of which sets forth the terms and conditions of an award's vesting upon a governmental service termination. The governmental service termination

1 Although a "governmental service termination" results in accelerated vesting, exercisability and payment of awards, such acceleration is conditioned upon the employee's execution of a clawback agreement, pursuant to which the employee must repay the Company for the value of any awards that are distributed or exercised in connection with such termination if the employee engages in any activity that would have resulted in the cancellation of such awards had the distribution, vesting or exercisability of the awards not been accelerated.

provisions are excerpted and set forth on Exhibit C attached hereto. All of the Company's employees who receive equity compensation awards have the governmental service termination terms and conditions set forth in either the award certificates or the Governmental Service Amendment to Outstanding Stock Option and Stock Units Awards.

As described above, the Company's existing disclosures, as well as expected future annual disclosures, provide the transparency for investors about the impact on equity-based awards of a resignation to enter governmental service requested by the Proposal. Accordingly, the Company believes that it has substantially implemented the Proposal, and it is therefore excludable under Rule 14a-8(i)(10).

2. Alternatively, the Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because the Proposal is inherently misleading in violation of Rule 14a-9.

For the reasons described above, the Company believes that it has substantially implemented the Proposal. To the extent that the Staff does not agree that the Company's existing public disclosure substantially implements the Proposal, the Company believes that the requirements of the Proposal – in particular, the use of the undefined term "senior executives", a lack of material information regarding the cost and proprietary information contained in the report and the misleading suggestion that special benefits with respect to governmental service vesting are provided to senior executives – are inherently misleading such that the Proposal may be excluded under Rule 14a-8(i)(3).

A. The Proposal is impermissibly vague and indefinite so as to be inherently misleading in violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." The Staff clarified in Staff Legal Bulletin No. 14B (CF) (September 15, 2004) that exclusion under Rule 14a-8(i)(3) is appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . ."

The Staff has consistently concurred that a shareholder proposal relating to executive compensation may be excluded under Rule 14a-8(i)(3) where aspects of the proposal are ambiguous, thereby resulting in the proposal being so vague or indefinite that it is inherently misleading. A proposal may be vague, and thus misleading, when it fails to address essential aspects of its implementation. Where proposals fail to define key terms or otherwise fail to provide guidance on their implementation, the Staff has allowed the exclusion of shareholder proposals concerning executive compensation. *See The Boeing Company* (March 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite); *General Electric Company* (January 21, 2011) (proposal requesting that the compensation committee make specified changes to compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Verizon Communications Inc.* (February 21, 2008) (proposal requesting that the board of directors adopt a new senior executive compensation policy incorporating criteria specified in the proposal failed to define critical terms and was internally inconsistent); *Prudential Financial, Inc.* (February 16, 2006) (proposal requesting that the board of directors seek shareholder approval for certain compensation programs failed to define critical terms, was subject to conflicting interpretations and was likely to confuse shareholders); *General Electric Company* (February 5, 2003) (proposal urging the board of directors to seek shareholder approval of certain compensation failed to define critical terms or otherwise provide guidance concerning its implementation); and *General Electric Company* (January 23, 2003) (proposal seeking an individual cap on salaries and benefits of one million dollars failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

The Staff has also regularly concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposal "may be subject to differing interpretations." *See Wendy's International Inc.* (February 24, 2006) (permitting exclusion of a proposal where the term "accelerating development" was found to be unclear); *Peoples Energy Corporation* (November 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was found to be unclear); and *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations).

The Proposal falls within the criteria for exclusion established by the Staff under Rule 14a-8(i)(3) because a key term in the Proposal – "senior executives" – is vague, indefinite and undefined and the application of such term may be subject to differing interpretations as described below. As a result, the Proposal fails to provide sufficient guidance concerning its implementation.

The Proposal applies to equity-based awards for "senior executives," but it fails to provide a definition of this key term. "Senior executive" could refer solely to the five "named executive officers" of the Company (as such term is defined under Item 402 of Regulation S-K); or, in the context of the Proposal, "senior executives" could be intended to cover a group as large as every Company employee who has received "stock options, restricted stock [or] other stock awards granted under an equity incentive plan." Or, perhaps, "senior executives" is intended to cover those employees who are covered by Section 16 of the Exchange Act, those who are members of the Company's Operating Committee, those who are members of the Company's Management Committee, those who have the title of Managing Director or those who are merely designated as officer. Is the Proposal intended to cover one of these groups? Or another group altogether?

Additionally, the Proposal is distinguishable from other shareholder proposals that the Staff has in the past not agreed are excludable for failure to define "senior executives." Specifically, in this case, the ambiguity in the defined term "senior executives," together with the requirement that all such persons be addressed in a report on an individual basis, makes a precise definition of this term critical to the ability of the shareholders and the Company to determine with any reasonable certainty exactly what the Proposal requires and the implications of such requirements. In other words, without a more specific definition of "senior executives" it is simply not possible to know whether implementation of the Proposal requires a report providing individualized information for a small handful of Company employees, thousands of Company employees or something in between. By contrast, in *Celgene Corporation* (March 25, 2013), *Da Vita Heath Care Partners Inc.* (March 20, 2013) and *Limited Brands, Inc.* (February 28, 2013), for example, the proposals at issue related to adoption of policies applicable to senior executives as a group and did not call for disclosures on an individual-by-individual basis.

The core of the Proposal is individualized disclosure. But without a clear indication of whose equity-based awards the Proposal is intended to cover, the Proposal is fatally vague and subject to different interpretations by different shareholders and the Company. The shareholders voting on the Proposal would not be able to determine the scope of the Proposal and thus could not know the potential effect of their vote. Similarly, if the Proposal were to be adopted by the shareholders, the

Board of Directors would not have sufficient guidance to be able to determine how to prepare a report that complies with the Proposal.

B. The Proposal does not inform shareholders of the cost of preparing the report and the proprietary information that it would contain in violation of Rule 14a-9.

To the extent that the Proposal requires disclosure beyond the named executive officer group, it does not provide shareholders with material information regarding the cost of preparing the report and the fact that proprietary information would be disclosed in the report, making the Proposal materially misleading. The Proposal fails to limit the costs to be incurred by the Company or to clarify that the report may exclude information the disclosure of which could harm the Company's business or competitive position.

It is recognized practice that shareholder proposals requesting the preparation of a report should state that the report be prepared at a reasonable cost and omit proprietary information. *See, e.g., Verizon Communications* (December 19, 2014) (stating the company prepare a report on its executive compensation policies "omitting confidential information and processed at a reasonable cost"); *Bank of America Corp.* (February 4, 2014) (stating the company prepare "a report, at reasonable cost, that discloses to the extent permitted under applicable law and [Bank of America's] contractual obligations" regarding identifying employees responsible for certain risk taking, and their incentive compensation); *Goldman Sachs* (February 14, 2012) (stating the company report to shareholders on risks associated with senior executive compensation "at reasonable cost and omitting propriety information"). This practice is responsive to long-standing Staff guidance that failure to include such limitations in a proposal requesting a company report to shareholders on certain undertakings could render the proposal materially misleading. *See Schering-Plough Corporation* (March 4, 1976); *The Upjohn Company* (March 16, 1976).

The Proposal requires person-by-person compensation disclosure. This information is exceedingly sensitive (both to the individual employees and to the Company) and, depending upon the breadth of the group for which disclosure is requested, could be costly to gather. Further, disclosure of this information beyond that already required by securities laws could place the Company at a competitive disadvantage by making its detailed information regarding its compensation practices available to peer firms and potentially disadvantaging the Company in its efforts to recruit new senior executives. Given the ambiguity of the scope and effects of the Proposal, the shareholders voting on the Proposal would not be able to determine the burden and cost it would impose on the Company and thus could not know the potential effect of their vote.

C. The Proposal includes statements that are misleading in violation of Rule 14a-9.

In Staff Legal Bulletin No. 14B (CF) (September 15, 2004), the Staff recognized that Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if, among other things, the company demonstrates that a statement is materially false or misleading and the Staff stated that proponents should provide factual support for statements presented in their proposals. Misleading statements are described in Rule 14a-9 as statements which are "misleading with respect to any material fact, or which omit to state any material fact necessary in order to make a statement therein not . . . misleading or necessary to correct an earlier statement." The Proposal and the supporting statement contain information that constitutes materially misleading statements.

The Proposal and the supporting statement misleadingly suggest that special benefits with respect to governmental service vesting are provided to senior executives of the Company by characterizing the benefits received in connection with a governmental service termination as "golden parachute" benefits (commonly understood to be indicative of preferential treatment for executive employees). In fact, all Company employees who receive equity-based awards from the Company have the same governmental service vesting provisions – that is, senior executives are not receiving a special or supplemental benefit. Not only are these governmental service provisions provided to all employees who receive equity awards, the Company's named executive officers are not contractually entitled to cash severance, i.e., "golden parachute" payment, upon a termination of employment.

Further, the Proposal's supporting statement misleadingly suggests that governmental service vesting is antithetic to attracting talented employees and provides a windfall to executives that does not provide any legitimate benefit to the Company. The Company believes that providing vesting upon certain types of terminations helps to attract talented employees and provides the Company with anticompetition protections through the use of cancellation and clawback features (*i.e.*, that the outstanding awards will be cancelled or the proceeds from the vesting remain subject to recoupment by the Company in the event an employee engages in certain activities, including a violation of the employee's noncompete obligations during the original vesting term). This approach is not unique to governmental service terminations. For example, vesting is provided on any noncompetitive resignation for those employees who are eligible for full career retirement (which is the case for all of the Company's named executive officers).

The nature of governmental service termination benefits is at the core of the Proposal. As such, inaccurately suggesting to shareholders that this is a practice that provides preferential treatment to executives and does not provide any legitimate benefit to the Company is materially misleading.

For the reasons stated above, the Company believes that the Proposal is properly excludable under Rule 14a-8(i)(3).

CONCLUSION

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, Morgan Stanley omits the Proposal from its 2015 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (212) 450-6145 or marc.williams@davispolk.com. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Respectfully yours,



Marc O. Williams

Attachment

cc w/ att: Martin Cohen, Corporate Secretary, Morgan Stanley

Jeanne Greeley O'Regan, Deputy Corporate Secretary, Morgan Stanley

Vineeta Anand, AFL-CIO

Exhibit A

Proposal

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 24, 2014

Mr. Martin M. Cohen
Corporate Secretary
Morgan Stanley
1585 Broadway, Suite C
New York, New York 10036

Dear Mr. Cohen,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2014 proxy statement of Morgan Stanley (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 1126 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand Vanand@aflcio.org 202-637-5182.

Sincerely

Heather Slavkin Corzo, Director
Office of Investment

Attachments

HSC/sdw
opeiu #2, afl-cio

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

November 24, 2014

Mr. Martin M. Cohen
Corporate Secretary
Morgan Stanley
1585 Broadway, Suite C
New York, New York 10036

Dear Mr. Cohen,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 1126 shares of common stock (the "Shares") of Morgan Stanley beneficially owned by the AFL-CIO Reserve Fund as of November 24, 2014. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 24, 2014. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Heather Slavkin Corzo
Director, AFL-CIO Office of Investment

RESOLVED: Shareholders of Morgan Stanley (the "Company") request that the Board of Directors prepare a report to shareholders regarding the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute"). The report shall identify the names of all Company senior executives who are eligible to receive a Government Service Golden Parachute, and the estimated dollar value amount of each senior executive's Government Service Golden Parachute.

For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

SUPPORTING STATEMENT:

Our Company provides its senior executives with vesting of equity-based awards after their voluntary resignation of employment from the Company to pursue a career in government service. For example, Company Chairman and CEO James Gorman was entitled to $9.35 million in vesting of equity awards if he had a government service termination on December 31, 2013. In other words, a "golden parachute" for entering government service.

At most companies, equity-based awards vest over a period of time to compensate executives for their labor during the commensurate period. If an executive voluntarily resigns before the vesting criteria are satisfied, unvested awards are usually forfeited. While government service is commendable, we question the practice of our Company providing accelerated vesting of equity-based awards to executives who voluntarily resign to enter government service.

The vesting of equity-based awards over a period of time is a powerful tool for companies to attract and retain talented employees. But contrary to this goal, our Company's equity incentive compensation plan's award certificates contain a "Governmental Service Termination" clause that provides for the vesting of equity awards for executives who voluntarily resign to pursue a government service career (subject to certain conditions).

We believe that compensation plans should align the interests of senior executives with the long-term interests of the Company. We oppose compensation plans that provide windfalls to executives that are unrelated to their performance. For these reasons, we question how our Company benefits from providing Government Service Golden Parachutes. Surely our Company does not expect to receive favorable treatment from its former executives.

Issuing a report to shareholders on the Company's use of Government Service Golden Parachutes will provide an opportunity for the Company to explain this practice and provide needed transparency for investors about their use.

For these reasons, we urge shareholders to vote FOR this proposal.

Exhibit B

Excerpt from 2014 Proxy Statement

diminution in his title or reporting relationship, the Company's breach of its obligations to provide payments or benefits under his employment arrangement or requiring Mr. Gorman to be based at a location other than the Company's headquarters.

- MSCIP awards and equity awards beginning with 2011 year-end awards also include provisions for clawback by the Company through the applicable scheduled distribution dates of such awards, which can generally be triggered if an individual engages in certain conduct (including with respect to direct supervisory responsibilities), including causing a restatement of the Company's consolidated financial results, violating the Company's global risk management principles, policies and standards (regardless of whether such violation has a favorable or unfavorable impact to the Company), or causing a loss of revenue associated with a position on which the employee was paid and the employee operated outside of internal control policies.
- Further, shares resulting from the conversion of PSUs are subject to clawback by the Company in the event the Company's achievement of the specified goals was based on materially inaccurate financial statements or other performance metric criteria.

In addition to the cancellation and clawback events described above, each NEO is party to a Notice and Non-Solicitation Agreement that provides for injunctive relief and cancellation of any equity or other incentive awards in the event that the NEO does not provide 180 days' advance notice prior to a resignation from employment or in the event that the NEO improperly solicits the Company's employees, clients or customers during employment and for 180 days following termination of employment.

Our NEOs are not contractually entitled to any excise tax protection upon a change-in-control of the Company. Effective as of December 19, 2013, Mr. Gorman waived his right under his employment letter, originally dated August 16, 2005, to a tax gross-up payment from the Company in the event he were to be subject to a "golden parachute" excise tax in connection with a change-in-control, and the CMDS Committee approved the requisite amendment to his employment letter.

Amounts Vesting Upon a Termination of Employment / Change-in-Control. With respect to the unvested outstanding incentive awards held by the NEOs, each NEO would have been entitled to the following amounts in the event of a termination of employment, or change-in-control of the Company, on December 31, 2013, subject to no cancellation event or clawback event occurring through the distribution date of such award.

Termination Reason or Change-In-Control	Name	Value of Unvested RSUs and Related Dividend Equivalents ($)(1)	Value of Unvested Stock Options ($)(1)	Value of Unvested MSCIP Awards ($)(1)	Value of Unvested PSUs/LTIP Awards and Related Dividend Equivalents ($)(2)
Involuntary Termination (other than due to cause or other cancellation event) / Termination Due to Disability / Retirement / Termination in connection with a Change-in-Control(3)	James P. Gorman	—	—	—	11,197,237
	Ruth Porat	—	—	—	8,798,049
	Gregory J. Fleming	—	—	—	9,341,455
	Colm Kelleher	—	—	—	9,528,765
	James A. Rosenthal	—	—	—	8,075,507
Termination Due to Death / Governmental Service Termination(4)	James P. Gorman	—	—	—	9,350,022
	Ruth Porat	—	—	—	7,245,263
	Gregory J. Fleming	—	—	—	7,761,913
	Colm Kelleher	—	—	—	7,830,604
	James A. Rosenthal	—	—	—	6,826,082

(1) As of December 31, 2013, our NEOs were retirement-eligible for purposes of their outstanding RSU and MSCIP awards (which are set forth in the "2013 Nonqualified Deferred Compensation Table") and their outstanding stock option awards (which are set forth in the "2013 Outstanding Equity Awards at Fiscal Year-End Table"); therefore, such awards are considered vested for purposes of this proxy statement.

[2] Reflects amounts payable with respect to 2010 PSUs, 2011 PSUs and 2013 LTIP awards. Amounts with respect to (a) death or governmental service termination reflect Company performance through September 30, 2013 (the quarter ending simultaneously with or before the date of such termination for which the Company's earnings information had been released as of the date of termination), (b) a termination in connection with a change-in-control of the Company reflect Company performance through December 31, 2013 (the quarter ending simultaneously with the effective date of the change-in-control) and (c) all other terminations of employment reflect Company performance through December 31, 2013 as a substitute for performance through the applicable three-year performance period, which will not be known until the end of the applicable period.

[3] Amounts will be paid on the scheduled distribution dates, subject to cancellation and clawback provisions, except that RSU and MSCIP awards will be paid upon a termination in connection with a change-in-control. Outstanding options that are not then exercisable will become exercisable and options will generally remain exercisable through the expiration date, subject to cancellation. Retirement treatment is conditioned upon the NEO providing advance notice of termination. For RSUs, MSCIP awards and stock options, amounts payable with respect to a termination in connection with a change-in-control are conditioned upon the termination occurring within 18 months of the change-in-control as a result of (i) the Company terminating the NEO's employment under circumstances not involving any cancellation event, (ii) the NEO resigning from employment due to a materially adverse alteration in his or her position or in the nature or status of his or her responsibilities from those in effect immediately prior to the change-in-control or (iii) the Company requiring the NEO's principal place of employment to be located more than 75 miles from his or her current principal location. A "change-in-control" generally means a significant change in the share ownership or composition of the Board.

[4] Amounts with respect to RSUs, MSCIP awards, PSUs and LTIP awards will be paid upon such terminations. Outstanding options that are not then exercisable will become exercisable and all options will generally remain exercisable through the expiration date. Accelerated vesting, exercisability and payment of awards upon a governmental service termination are conditioned upon the NEO's execution of an agreement to repay the Company the value of the awards that are distributed or exercised in connection with such termination if the NEO engages in any activity that would have resulted in the cancellation of such awards had the distribution, vesting or exercisability of the awards not been accelerated.

Item 2—Ratification of Appointment of Morgan Stanley's Independent Auditor

OUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF DELOITTE & TOUCHE'S APPOINTMENT AS OUR INDEPENDENT AUDITOR.

The Audit Committee has the sole authority and responsibility to appoint, compensate, retain, oversee and evaluate the independent auditor retained to audit the Company's consolidated financial statements. The Audit Committee reviews and assesses annually the qualifications and performance of the independent auditor and considers, as appropriate, the rotation of the independent auditor. The Audit Committee also ensures the mandatory, regular rotation of the lead audit partner and, in connection with such rotation, the Audit Committee is involved in the selection of the lead audit partner.

The Audit Committee has appointed Deloitte & Touche LLP (Deloitte & Touche) as independent auditor for the year ending December 31, 2014 and presents this selection to the shareholders for ratification. The Audit Committee believes the continued retention of Deloitte & Touche is in the best interest of the Company and its shareholders. Deloitte & Touche was selected as independent auditor upon the merger creating the current Company in 1997 and has served continuously as independent auditor since that time. Deloitte & Touche will audit the Company's consolidated financial statements included in the Annual Report on Form 10-K for the year ending December 31, 2014 and will perform other permissible, pre-approved services. The Audit Committee pre-approves all audit and permitted non-audit services that Deloitte & Touche performs for the Company and is responsible for the audit fee negotiations associated with the engagement of Deloitte & Touche.

Exhibit C

Governmental Service Termination Provision

"(a) General treatment of stock units and stock options upon Governmental Service Termination. If your employment with the Firm (or your Employment, if applicable to the award) terminates in a Governmental Service Termination and not involving a cancellation event as set forth in the applicable Award Certificate then, provided that you sign an agreement satisfactory to the Firm relating to your obligations pursuant to paragraph (c) below, (i) all of your unvested stock units will vest, and your vested stock units will convert to shares of Morgan Stanley common stock, on the date of your Governmental Service Termination; (ii) all of your unvested stock options will vest on the date of your Governmental Service Termination, and your vested stock options will expire on the date provided for in the applicable Award Certificate; and (iii) the transfer restrictions set forth in the applicable Award Certificate will no longer apply to your Option Shares (or Net Option Shares, as applicable).

(b) General treatment of vested stock units and Option Shares upon acceptance of employment at a Governmental Employer following termination of Employment. If your employment with the Firm (or Employment, if applicable) terminates other than in a Governmental Service Termination and not involving a cancellation event and, following your termination of employment with the Firm (or termination of Employment, if applicable), you accept employment with a Governmental Employer, then, provided that you sign an agreement satisfactory to the Firm relating to your obligations pursuant to paragraph (c) below (i) all of your outstanding vested stock units will convert to shares upon your commencement of such employment; and (ii) the transfer restrictions set forth in the applicable Award Certificate will no longer apply to your Option Shares (or Net Option Shares, as applicable) upon your commencement of such employment, provided in either such case that you present the Firm with satisfactory evidence demonstrating that as a result of such employment the divestiture of your continued interest in Morgan Stanley equity awards or continued ownership of Morgan Stanley common stock is reasonably necessary to avoid the violation of U.S. federal, state or local or foreign ethics law or conflict of interests law applicable to you at such Governmental Employer.

(c) Repayment obligation. If you engage in any activity constituting a cancellation event set forth in the applicable Award Certificate within the applicable period of time that would have resulted in cancellation of all or a portion of your stock units (had they not converted to shares pursuant to paragraph (a) or (b) above), stock options or Option Shares (or Net Option Shares, as applicable), then you will be required to pay to Morgan Stanley an amount equal to (i) the number of stock units that would have been canceled upon the occurrence of such cancellation event, multiplied by the fair market value, determined using a valuation methodology established by Morgan Stanley, of Morgan Stanley common stock on the date your stock units converted to shares of Morgan Stanley common stock; and (ii) the amount you were required to recognize as income for federal income tax purposes in connection with your exercise of any such stock options that would have been canceled; and, in each case, (iii) interest on such amount at the average rate of interest Morgan Stanley paid to borrow money from financial institutions during the period from the date of such conversion or exercise, as applicable, through the date preceding the payment date.

"**Governmental Employer**" means a governmental department or agency, self-regulatory agency or other public service employer.

"**Governmental Service Termination**" means the termination of your employment with the Firm (or your termination of Employment, if applicable to the award) as a result of accepting employment at a Governmental Employer and you provide Morgan Stanley with satisfactory evidence demonstrating that as a result of such new employment, the divestiture of your continued interest in Morgan Stanley equity awards or continued ownership in Morgan Stanley common stock is reasonably necessary to avoid the violation of U.S. federal, state or local or foreign ethics law or conflicts of interest law applicable to you at such Governmental Employer."